June 20, 2005

via U.S. Mail
Floyd C. Wilson
President and Chief Executive Officer
Petrohawk Energy Corporation
1100 Louisiana, Suite 4400
 Houston, TEXAS 77002

Re:	Petrohawk Energy Corporation
		Amendment No. 1 to Registration Statement on
      Form S-4
      Filed June 9, 2005
      File No. 333-124391

Dear Mr. Wilson:

      We have limited our review of your amended filing to those issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form S-4
Summary
1. We note your response to prior comment 3 and the revisions made to
the joint proxy statement/prospectus.   Inform us of how you
intend
to inform shareholders who do not have access to or who do not wish to access information via the Internet websites referenced in the filing. We may have further comments.
Closing Comments
	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Mellissa Campbell Duru at (202) 551-3757 or me at
(202) 551-3685 with any other questions.

							Sincerely,




      Tangela Richter
							Legal Branch Chief
cc: 	William T. Heller IV
      Thompson & Knight LLP
      (713) 654-1871 (facsimile)


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Floyd C. Wilson
Petrohawk Energy Corporation
June 20, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE